UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934.

    For the fiscal year ended December 31, 2002.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.

    For the transition period from __________ to __________.


                          Commission file number 1-3122

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Resource Recovery 401(k) Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Covanta Energy Corporation
                                  40 Lane Road
                               Fairfield, NJ 07007

RESOURCE RECOVERY 401(K) PLAN

Independent Auditors' Report

Financial Statements
As of December 31, 2002 and 2001
and for the Year Ended December 31, 2002
Supplemental Schedule
December 31, 2002

RESOURCE RECOVERY 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
    December 31, 2002 and 2001                                              2

  Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2002                                            3

  Notes to Financial Statements                                            4-8

SUPPLEMENTAL SCHEDULE-

  Form 5500, Schedule H, Part IV, Line 4 (i) - Schedule of Assets
    (Held at End of Year) December 31, 2002                                 9

INDEPENDENT AUDITORS' REPORT


Resource Recovery 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Resource Recovery 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey

June 27, 2003

RESOURCE RECOVERY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------


                                                        2002              2001

ASSETS -
  Investments (Note 3)                            $ 32,051,254      $ 43,559,086
                                                  -------------     ------------

 Receivables:
   Employer contributions                                    -            22,328
   Participant contributions                                 -            77,930
                                                  -------------     ------------

           Total receivables                                 -           100,258
                                                  -------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                 $ 32,051,254      $ 43,659,344
                                                  =============     ============


See notes to financial statements.

RESOURCE RECOVERY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------




ADDITIONS:
  Additions to net assets attributed to-
      Interest and dividends                                       $  1,005,401

    Contributions:
      Participant                                                       223,524
      Employer                                                           95,705
      Rollovers                                                          21,990
                                                                   -------------


          Total additions                                             1,346,620
                                                                   -------------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments (Note 3)           (9,556,707)
    Benefits paid to participants                                    (3,331,150)
    Administrative expenses                                             (66,853)
                                                                   -------------

           Total deductions                                         (12,954,710)
                                                                   -------------

NET DECREASE IN NET ASSETS AVAILABLE                                (11,608,090)
  FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                                  43,659,344
                                                                   -------------

  END OF YEAR                                                      $ 32,051,254
                                                                   =============


See notes to financial statements.

RESOURCE RECOVERY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following is a description of the Resource Recovery 401(k) Plan (the "Plan"). Participants should refer to the Plan document for more complete information.

      General Information - The Plan is a defined contribution employee savings plan providing for both employer and participant contributions. Prior to adoption of the Plan on January 1, 1999, Covanta Energy Services, Inc. (the "Company,") was included in the Ogden 401(k) Plan (the "Prior Plan"). It was determined that it was in the best interest of the Company and its employees to adopt the Plan, such plan being substantially similar to, and a continuation of the Prior Plan. Accordingly, effective January 1, 1999 the Prior Plan assets pertaining to the Company were transferred to the Plan. All service credited to an individual as a participant under the Prior Plan was credited to such individual under the Plan; provided, that such individual became a participant of the Plan on or after January 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Administration of the Plan - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of Covanta Energy Group, Inc. ("CEG") and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan and interpretation of the Plan.

      The Company's Investment Committee (the "Investment Committee") has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

      On April 1, 2002, Covanta Energy Corporation ("Covanta") and 123 of its domestic subsidiaries, which include the Company, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Since April 1, 2002, thirty-one additional subsidiaries of Covanta filed for reorganization under Chapter 11 of the Bankruptcy Code. In addition, four subsidiaries, which had filed petitions on April 1, 2002, have been sold as part of the bankruptcy proceeding. It is possible that additional subsidiaries will file petitions for reorganization under Chapter 11 and be included as part of Covanta's plan of reorganization.

      Covanta and these subsidiaries, (collectively the "Debtors"), are currently operating their businesses as debtors in possession pursuant to the Bankruptcy Code. The Debtors dependence upon, among other things, confirmation of a plan of reorganization, their ability to comply with, and if necessary renew the terms of the Debtor in Possession Credit Facility, and their ability to generate sufficient cash flows from operations, asset sales and financing arrangements to meet their obligations, raise substantial doubt about their ability to continue as going concerns. The Debtors' Debtor in Possession Credit Facility includes provisions enabling Covanta and its subsidiaries, including the Company, to obtain funding for making employer matching contributions to the Plan.

      As a result of publicly disclosed information concerning Covanta and uncertainty of future rules and regulations which may apply to the Plan's investment in Covanta's common stock, the Investment Committee determined that it was in the best interest of the Plan and its participants to discontinue the Covanta Stock Fund as an investment option under the Plan effective March 18, 2002. Additionally, the Plan was amended to allow Plan participants to maintain their investment in the Covanta Stock Fund or, at their discretion, redirect their investment to another investment fund offered under the Plan. Also, on May 16, 2002, the Securities and Exchange Commission granted the application of the New York Stock Exchange, Inc. (the "NYSE") for removal of Covanta's common stock from listing and registration on the NYSE. The removal of such stock became effective at the opening of the trading session on May 17, 2002.

      The Investment Committee decided it was in the best interest of the Plan and its participants to terminate the Covanta Stock Fund effective as of the close of business on June 27, 2003. Participants are permitted to sell any or all of the Covanta Stock Fund held prior to that date. If a participant does not choose to sell their Covanta Stock Fund held prior to the close of business on June 27, 2003, all Covanta Stock Funds held in the participant's account will be sold and the proceeds will be deposited in the T. Rowe Price Stable Value Fund on the participants' behalf.

      Participation/Contributions - The Plan was amended, effective January 1, 2002, to exclude from participation any employee who is eligible to participate in the newly adopted Covanta Energy Savings Plan (the "Savings Plan"). At that time, all active participants became participants of the Savings Plan. In addition, no participant who is eligible to participate in the Savings Plan is permitted to make an employee contribution or rollover contribution to the Plan and no employer contribution can be made with respect to participants who are eligible to participate in the Savings Plan. The Company intends to move existing account balances into the Savings Plan.

      Loans to Participants - Loans are made to participants at a minimum of $500 and up to the lesser of 50 percent of the participant's total vested account balance (including outstanding loans, if any,) minus the current loan balance or $50,000 reduced by the excess if any, of the highest outstanding balance of loans during the preceding 12 months, even if repaid over the outstanding balance of loans from Plan to the participant on the date on which such loan is made, not to exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of one year and a maximum of 5 years or 60 months (10 year maximum on loans for a primary residence). Participants were prohibited from borrowing funds accumulated in the Covanta Stock Fund. The maximum number of loans outstanding at one time for an employee is two loans with only one of the outstanding loans being a residential loan. The loan interest rate is based on the prime rate plus 1% on the first business day of each month. Loans to participants, which comprise the Loan Fund, are reported at cost, which approximates fair value.

      Vesting - On January 1, 2002, employer contributions became 100% vested for all active employees. Prior to January 1, 2002, the vesting of employer contributions was as follows:

                                                                        Percent
                 Years of Vesting Service in the Plan                   Vested

          Less than one year of vesting service                            0%
          One but less than two years of vesting service                  20
          Two but less than three years of vesting service                40
          Three but less than four years of vesting service               60
          Four but less than five years of vesting service                80
          Five or more years of vesting service                          100

      Participant contributions are immediately 100% vested.

      Retirement Dates - A participant's normal retirement date is the participant's sixty-fifth birthday. A participant may elect early retirement at age 55 with 5 years of credited service. A participant may also receive an earlier distribution from the Plan following a termination of employment. Any account with a balance of less than $5,000 will be automatically distributed following the participants termination of employment.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with accounting principles generally accepted in the United States of America.

      Investment Funds - Plan assets are held by T. Rowe Price Trust Company. All investments are participant-directed.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the T. Rowe Price U.S. Treasury Money Fund are stated at cost plus investment income, which approximates fair value. Participant loans are valued at outstanding principle balance due for loans taken from individual accounts, which approximates fair value. Purchase and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

      Amounts for securities that have no quoted market prices represent estimated fair value. The approximate value of the Covanta Stock Fund is the quoted market price of Covanta's stock. The T. Rowe Price Stable Value Common Trust Fund ("Stable Value Fund") which invests in benefit-responsive investments and is valued at contract value (cost plus accrued interest), which approximates fair value.

      Distributions to Participants - Benefit payments to participants are recorded when paid.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

      Risks and Uncertainties - The Plan provides for various investment options (Note 3). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

      Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

3.    INVESTMENTS

      The following is a summary of the Plan's investments held by the Trustee at December 31, 2002 and 2001 that represented 5% or more of the Plan's net assets:

                                                             2002          2001
       Investments at fair value:
         *Covanta Stock Fund                           $    8,850   $ 2,189,425
         *Stable Value Fund                             6,589,909     5,865,195
           Fidelity Magellan Fund                       5,725,723     8,821,348
         *T. Rowe Price Balanced Fund                   2,473,098     3,136,425
         *T. Rowe Price Blue Chip Growth Fund           1,452,329     2,466,226
         *T. Rowe Price Equity Index 500 Fund           4,341,701     7,682,187
         *T. Rowe Price Spectrum Income Fund            2,953,646     2,609,572
         *Loan Fund                                     3,308,080     4,121,772

         *Permitted party-in-interest

      During 2002, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $9,556,707 as follows:

         *T. Rowe Price Equity Income Fund               $   (150,566)
         *T. Rowe Price International Stock Fund             (283,170)
         *T. Rowe Price Balanced Fund                        (345,912)
         *T. Rowe Price Spectrum Income Fund                   48,682
         *T. Rowe Price Blue Chip Growth Fund                (533,855)
         *T. Rowe Price Equity Index 500 Fund              (1,553,898)
         *T. Rowe Price Small-Cap Value Fund                  (78,189)
         *T. Rowe Price New Horizons Fund                    (266,635)
         *T. Rowe Price Science & Technology Fund            (653,947)
         *T. Rowe Price Mid-Cap Growth Fund                  (123,107)
         *Covanta Stock Fund                               (3,601,271)
           Fidelity Magellan Fund                          (2,014,839)
                                                         -------------

                                                         $ (9,556,707)
                                                         =============

         *Permitted party-in-interest


4.    INVESTMENT CONTRACTS

      The Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. All investment contracts in the Stable Value Fund are fully benefit-responsive and are recorded at their fair values. Generally, fair value approximates contract value contributions made plus interest accrued at the contract rates less withdrawals and fees. If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than the contract value. The crediting interest rates at December 31, 2002 for the various investment contracts ranged from 3.34 percent to 7.83 percent. The average yield of the Stable Value Fund for the year ended December 31, 2002 was 5.16 percent.

5.    PLAN TERMINATION

      On November 21, 2002, the Administrative Committee approved the merger of the Plan into the Savings Plan.

      The Plan has currently submitted a request under the IRS Voluntary Compliance Program (VCP). Upon approval, all participant account balances will be transferred to the Savings Plan. In absence of any assets, the Plan will cease to exist.

6.    FEDERAL INCOME TAX STATUS

      The Plan is currently being considered in a determination letter application submitted to the IRS of February 20, 2002. For the Plan years ended December 31, 1999, 2000 and 2001, the Company discovered operational compliance errors, which may impact the qualified status of the Plan. On August 26, 2002, the Company submitted a request for compliance statement with regards to the operations errors under the IRS's Voluntary Compliance Program available under Revenue Procedure 2002-47. The financial statements do not reflect any adjustment that may result from the resolution of the operational compliance errors with the IRS under the correction program.

7.    PARTY-IN-INTEREST TRANSACTIONS

      The Covanta Stock Fund invested in Covanta common stock which was traded on the New York Stock Exchange (the "Exchange") for 2001 and the first quarter of 2002, and on the National Quotation Bureau's Pink Sheets for the last three quarters of 2002.

      The Plan invests in certain mutual funds managed by the Trustee.

      Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

      These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory administrative exemptions from the Code's and ERISA's rules on prohibited transactions.

                                     ******


RESOURCE RECOVERY 401(k) PLAN                                    EIN  13-3560729
                                                                   Plan No.  001
FORM 5500, SCHEDULE H, PART IV, LINE 4 (i) -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------


                                                      Description        Number of        Market
      Identity of Issue                              of Investment     Share / Units       Value

MUTUAL FUNDS AND GUARANTEED
 INVESTMENT CONTRACTS ("GIC")
  *T. Rowe Price Equity Income Fund                   Mutual Fund              34,774     $   688,187
  *Stable Value Fund                                  GIC                   6,589,908       6,589,909
    Fidelity Magellan Fund                            Mutual Fund              72,514       5,725,723
  *T. Rowe Price International Stock Fund             Mutual Fund             123,762       1,099,005
  *T. Rowe Price Balanced Fund                        Mutual Fund             159,453       2,473,098
  *T. Rowe Price Spectrum Income Fund                 Mutual Fund             274,503       2,953,646
  *T. Rowe Price Blue Chip Growth Fund                Mutual Fund              66,165       1,452,329
  *T. Rowe Price Equity Index 500 Fund                Mutual Fund             183,426       4,341,701
  *T. Rowe Price Small-Cap Value Fund                 Mutual Fund              49,004       1,075,146
  *T. Rowe Price New Horizons Fund                    Mutual Fund              35,539         590,305
  *T. Rowe Price Science & Technology Fund            Mutual Fund              70,925         881,593
  *T. Rowe Price Mid-Cap Growth Fund                  Mutual Fund              16,068         498,747

MONEY FUNDS-
  *T. Rowe Price U.S. Treasury Money Fund             Money Fund              364,935         364,935

COMMON STOCKS -
  *Covanta Stock Fund                                 Common Stock          1,106,155           8,850

PARTICIPANT LOANS -
 *Notes receivable from participants (with
     interest rates from 5.25% to 10.5%; maturity
     from 2003 to 2012)                               Loans                                 3,308,080
                                                                                          ------------

TOTAL
                                                                                          $32,051,254
                                                                                          ============

*Permitted party-in-interest.

Cost information is not required for participants-directed investments and, therefore, is not included.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Resource Recovery 401(k)
Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                  Resource Recovery 401(k) Plan


Date:      June 27, 2003                          By: /s/ Stephen M. Gansler
           ----------------------------------     --------------------------
                                                  Stephen M. Gansler
                                                  Plan Administrator

                                  EXHIBIT INDEX


Exhibit Number              Description of Exhibit
--------------              ----------------------

23.1                        Consent of Independent Auditors
99.0 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002